UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

Camden National Corporation

(Name of Subject Company (Issuer))

Camden National Corporation (Issuer)

(Name of Filing Persons (Offerors))

Common Stock, no par value

(Title of Class of Securities)

133034108

(CUSIP Number of Class of Securities)

Robert W. Daigle

President and Chief Executive Officer

Camden National Corporation

Two Elm Street

Camden, Maine 04843

(207) 236-8821

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

Copy to:

William Pratt Mayer, Esq.

Goodwin Procter LLP

Exchange Place

Boston, Massachusetts 02109

(617) 570-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$28,610,466.00	$3,061.32

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 752,907 shares of the Common Stock of Camden National Corporation at the tender offer price of $38.00 per share.

**	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ____________	Filing Party:___________
Form or Registration No. ____________	Date Filed:____________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with Securities and Exchange Commission (the “SEC”) on March 24, 2006, as amended and supplemented by Amendment No. 1 to Schedule TO filed with the SEC on April 7, 2006 (“Schedule TO”), relating to the issuer tender offer by Camden National Corporation, a Maine corporation (“Camden” or the “Company”), to purchase up to 752,000 common shares, no par value (the “Shares”), or such lesser number of Shares as are properly tendered and not properly withdrawn, at prices between $36.50 and $40.25 per share, without interest. Camden’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 24, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), copies of which were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO and which are incorporated herein by reference.

On April 24, 2006, Camden issued a press release, attached hereto as Exhibit (a)(5)(ii), announcing extension of the expiration date of the tender offer to Wednesday, May 3, 2006 at 5:00 p.m., Eastern Daylight Savings Time.

The information in the Offer to Purchase is incorporated in this Amendment No. 2 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used and not defined herein have the meanings specified in the Offer to Purchase and the Schedule TO.

Items 1 through 11 of the Schedule TO, which incorporate by reference information contained in the Offer to Purchase; the Letter of Transmittal; the Notice of Guaranteed Delivery; Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees; Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees; and Letter to Participants in Camden National Corporation’s 401(k) Plan, copies of which were filed with the Schedule TO as Exhibits (a)(1)(i)—(a)(1)(v) and (a)(1)(vii), respectively, are hereby amended and supplemented to cause all references to the expiration date of “April 21, 2006” to be changed to “May 3, 2006” and to make such other changes as follows:

Offer to Purchase

On the cover page, the sole sentence in the first box is hereby amended and restated as follows:

“OUR OFFER, THE PRORATION PERIOD AND YOUR RIGHT TO WITHDRAW WILL EXPIRE AT 5:00 P.M. (EASTERN DAYLIGHT SAVINGS TIME) ON WEDNESDAY, MAY 3, 2006, UNLESS OUR OFFER IS EXTENDED.”

On page 3, under the subheading Q. How long do I have to tender my shares? (Section 1—“Number of Shares; Proration” and Section 4—“Procedure for Tendering Shares.”), the second sentence is amended and restated as follows:

“Currently, our offer is scheduled to expire at 5:00 P.M., Eastern Daylight Savings Time, on Wednesday, May 3, 2006, unless we extend the offer.”

On page 4, under the subheading Q. How do I tender my shares? (Section 4 – “Procedures for Tendering Shares.”), the first sentence is amended and restated as follows:

“To tender your shares, prior to 5:00 P.M., Eastern Daylight Savings Time, on Wednesday, May 3, 2006, unless the offer is extended:…”

On page 5, under the subheading Q. Once I have tendered shares in the offer, may I withdraw my tendered shares? (Section 5—“Withdrawal Rights.”) the second sentence is amended and restated as follows:

“You may withdraw shares that you have already tendered at any time prior to 5:00 P.M., Eastern Daylight Savings Time, on May 3, 2006, unless we extend the offer, in which case you can withdraw your shares until the expiration of the offer as extended.”

On page 11, under the heading “Introduction,” in the fourth full paragraph, the third sentence is amended and restated as follows:

If the Trustee has not received a participant’s instructions by 12:00 midnight, Eastern Daylight Savings Time, on Monday, May 1, 2006, the Trustee will not tender any shares held on behalf of that participant in our 401(k) Plan.

On page 12, under “Section 1 – Number of Shares; Proration.” the first sentence of the second paragraph is amended and restated as follows:

“The term “Expiration Date” means 5:00 P.M., Eastern Daylight Savings Time, on Wednesday, May 3, 2006, unless and until we in our sole discretion extend the period of time during which our offer will remain open.”

On page 22, under the subheading Procedures for Participants in Our 401(k) Plan, the last sentence of the third paragraph is amended and restated as follows:

“The tender offer is scheduled to expire on Wednesday, May 3, 2006, thus, the Trustee Direction form must be received by the Trustee no later than Monday, May 1, 2006, unless the tender offer is extended.”

In the table on page 31, under the subheading Selected Financial Ratios, the line captioned Tier 1 Leverage Ratio is amended and restated as follows:

Tier 1 Leverage Ratio	7.58%	7.80%	7.56%

On page 32, under the subheading Incorporation by Reference, the last sentence of the first paragraph is hereby amended to add a third bullet as follows:

•	Our Current Report on Form 8-K filed on March 28, 2006.

On page 36, under the subheading Bank Regulatory Matters, the last sentence of the first paragraph is hereby stricken and the second to last sentence is amended and restated as follows:

“As a Maine financial institution holding company, we are subject to the supervision and regulation of the Maine Bureau of Financial Institutions and are required to obtain, and have obtained, the approval of the Maine Bank Superintendent to purchase the Shares.”

Letter of Transmittal

On the cover page, the sole sentence in the first box is amended and restated as follows:

“THE TENDER OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M. EASTERN DAYLIGHT SAVINGS TIME, ON WEDNESDAY, MAY 3, 2006, UNLESS THE COMPANY EXTENDS THE TENDER OFFER.”

Notice of Guaranteed Delivery

On the cover page, the first sentence is amended and restated as follows:

“THE TENDER OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M. EASTERN DAYLIGHT SAVINGS TIME, ON WEDNESDAY, MAY 3, 2006, UNLESS THE TENDER OFFER IS EXTENDED.”

Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees

On the first page, the first sentence is amended and restated as follows:

“THE TENDER OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M. EASTERN DAYLIGHT SAVINGS TIME, ON WEDNESDAY, MAY 3, 2006, UNLESS THE TENDER OFFER IS EXTENDED.”

On the second page, the third sentence is amended and restated as follows:

“WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. THE OFFER, THE PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., EASTERN DAYLIGHT SAVINGS TIME, ON WEDNESDAY, MAY 3, 2006, UNLESS THE OFFER IS EXTENDED.”

Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees

On the first page, the first sentence is amended and restated as follows:

“THE TENDER OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M. EASTERN DAYLIGHT SAVINGS TIME, ON WEDNESDAY, MAY 3, 2006, UNLESS THE TENDER OFFER IS EXTENDED.”

On the second page, item 2 is amended and restated as follows:

“2. The Offer, the proration period and withdrawal rights expire at 5:00 p.m., Eastern Daylight Savings Time, on Wednesday, May 3, 2006 unless the Offer is extended by the Company.”

Letter to Participants in Camden National Corporation’s 401(k) Plan

On the first page, the first sentence is amended and restated as follows:

“THE TENDER OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., EASTERN DAYLIGHT SAVINGS TIME, ON WEDNESDAY, MAY 3, 2006, UNLESS THE TENDER OFFER IS EXTENDED.”

On the first page, the fifth paragraph is amended and restated as follows:

“IN ORDER TO TENDER SHARES IN YOUR PLAN ACCOUNT YOU WILL NEED TO COMPLETE THE ENCLOSED TRUSTEE DIRECTION FORM AND RETURN IT TO ACADIA TRUST, N.A., 511 CONGRESS STREET, PORTLAND, ME 04101 IN THE ENCLOSED RETURN ENVELOPE SO THAT IT IS RECEIVED BY 12:00 MIDNIGHT, EASTERN DAYLIGHT SAVINGS TIME, ON MONDAY, MAY 1, 2006, UNLESS THE TENDER OFFER IS EXTENDED, IN WHICH CASE, IF ADMINISTRATIVELY FEASIBLE, THE DEADLINE FOR RECEIPT OF YOUR TRUSTEE DIRECTION FORM WILL BE 12:00 MIDNIGHT, EASTERN DAYLIGHT SAVINGS TIME, ON THE SECOND DAY PRIOR TO THE EXPIRATION OF THE TENDER OFFER, AS EXTENDED.”

On the second page, the first sentence under the subheading “TENDERING SHARES” is amended and restated as follows:

“To instruct the Trustee to tender any or all of the shares held on your behalf in your 401(k) Plan account, you must complete the enclosed Trustee Direction form and return it to Acadia Trust, N.A., 511 Congress Street, Portland, ME 04101 in the enclosed return envelope so that it is RECEIVED by 12:00 Midnight, Eastern Daylight Savings Time, on Monday, May 1, 2006, unless the tender offer is extended, in which case, if administratively feasible, the deadline for receipt of your Trustee Direction form will be 12:00 Midnight, Eastern Daylight Savings Time, on the second day prior to the expiration of the tender offer, as extended.”

On the third page, item 1 is amended and restated as follows:

“1. Camden has been advised that if Acadia Trust does not receive your Trustee Direction form by 12:00 Midnight, Eastern Daylight Savings time, on Monday, May 1, 2006, then Acadia Trust will not have sufficient time to process your direction. In such case, the Trustee will not tender any shares held on your behalf in the

401(k) Plan. The tender offer, withdrawal rights and proration period will expire at 5:00 P.M., Eastern Daylight Savings Time, on Wednesday, May 3, 2006, unless the tender offer is extended. Consequently, your Trustee Direction form must be received by Acadia Trust no later than 12:00 Midnight, Eastern Daylight Savings Time, on Monday, May 1, 2006, unless the offer is extended.”

On the fourth page, the third sentence of item 8 is amended and restated as follows:

“However, the new Trustee Direction form will be effective only if it is received by Acadia Trust on or before 12:00 Midnight, Eastern Daylight Savings time, on Monday, May 1, 2006, which is two days before the scheduled expiration of the tender offer at 5:00 p.m., Eastern Daylight Savings Time, on Wednesday, May 3, 2006.”

ITEM 12.	EXHIBITS.

(a)(1)(i)	Offer to Purchase, dated March 24, 2006.*

(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(vi)	Letter to Stockholders, dated March 24, 2006, from Robert W. Daigle, President and Chief Executive Officer of Camden National Corporation*

(a)(1)(vii)	Letter to Participants in Camden National Corporation’s 401(k) Plan*

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press Release issued by Camden National Corporation, dated March 24, 2006.*

(a)(5)(ii)	Press Release issued by Camden National Corporation, dated April 24, 2006.**

(b)	Not applicable.

(d)(i)	Camden National Bank’s 1993 Stock Option Plan (incorporated herein by reference to Exhibit 99.1 to the Company’s Form S-8 filed with the Commission on August 29, 2001).

(d)(ii)	Amendment No. 1 to the 1993 Stock Option Plan (incorporated herein by reference to Exhibit 99.2 to the Company’s Form S-8 filed with the Commission on August 29, 2001).

(d)(iii)	KSB Bancorp Inc.’s 1993 Incentive Stock Option Plan (incorporated herein by reference to Exhibit 10.4 to the Company’s Form 10-K filed with the Commission on March 15, 2005).

(d)(iv)	Amendment No. 1 to KSB Bancorp Inc.’s 1993 Stock Option Plan (incorporated herein by reference to Exhibit 10.4 to the Company’s Form 10-K filed with the Commission on March 15, 2005).

(d)(v)	KSB Bancorp Inc.’s 1998 Long-Term Incentive Stock Benefit Plan (incorporated herein by reference to Exhibit 10.6 to the Company’s Form 10-K filed with the Commission on March 15, 2004).

(d)(vi)	The Company’s 2003 Stock Option and Incentive Plan (incorporated herein by reference to Exhibit 10.12 to the Company’s Form 10-Q filed with the Commission on May 9, 2003).

(d)(vii)	The Company’s Management Stock Purchase Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the Commission on January 25, 2005).

(d)(viii)	The Company’s form of Incentive Stock Option Agreement (incorporated herein by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the Commission on January 10, 2005).

(d)(ix)	The Company’s form of Restricted Stock Award Agreement (incorporated herein by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the Commission on January 25, 2005).

(d)(x)	The Company’s Long-Term Performance Share Plan (incorporated herein by reference to Exhibit 10.19 to the Company’s Form 10-K filed with the Commission on March 15, 2005).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO on March 24, 2006.

**	Filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 24, 2006

CAMDEN NATIONAL CORPORATION

By:	/s/ Sean G. Daly
Name:	Sean G. Daly
Title:	Chief Financial Officer